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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
FEB 25 2019
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: MTS Markets International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall St, Suite 4G
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Johnson 646-564-3253
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301 (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTS Markets International, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

SEC Mail Processing

FEB 25 2019

Washington, DC

Signature

Chief Compliance Officer

Title

Notary Public

HAKEEM A QASIM
Notary Public - State of New York
NO. 01QA6338889
Qualified In Queens County
My Commission Expires Mar 21, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTS Markets International, Inc.
Index
December 31, 2018

M MAZARS

Report of Independent Registered Public Accounting Firm

To the Executive Committee of MTS Markets International, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MTS Markets International, Inc., (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2014.

Woodbury, NY
February 22, 2019

MAZARS USA LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.MAZARSUSA.COM

MTS Markets International, Inc.
Statement of Financial Condition
As of December 31, 2018

Assets	
Cash	$ 5,927,007
Receivable from clearing broker	1,596,539
Due from affiliates	1,246,564
Commissions receivable	655,305
Prepaid expenses and other current assets	43,939
Property and equipment, net	7,267
Goodwill	7,846,490
Intangible assets, net	5,155,128
Deferred tax asset	625,650
Total assets	$ 23,103,889
Liabilities and Stockholder's Equity	
Liabilities	
Due to affiliates	$ 4,416,623
Accounts payable and accrued expenses	310,765
Total liabilities	4,727,388
Stockholder's equity	
Common stock $0.01 par value; 1,000 authorized issued and outstanding shares	10
Additional paid in capital	102,755,180
Accumulated deficit	(84,378,689)
Total stockholder's equity	18,376,501
Total liabilities and stockholder's equity	$ 23,103,889

The accompanying notes are an integral part of this financial statement.

1. Description of Business

MTS Markets International, Inc. (the "Company"), was incorporated in the State of Delaware on April 27, 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is wholly owned by MTS S.p.A. in Italy (the "Parent"). The Parent is ultimately a subsidiary of the London Stock Exchange Group PLC in the United Kingdom.

The Company offers corporate bonds through its BondsPro proprietary trading platform and also through the Company's registered representatives. The Company does not carry accounts for customers or perform custodial functions related to securities. The Company acts on a riskless principal basis in securities transactions that are cleared through a non-affiliated clearing firm.

2. Summary of Significant Accounting Policies

Basis of presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Recent accounting pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company anticipates that the adoption of this standard will have a minimal impact on the Company's balance sheet as it recognizes a lease liability of $236,490 and right-of-use asset of $236,490.

The following is a summary of the significant accounting policies followed by the Company.

Cash and cash equivalents
The Company considers all unrestricted deposits and highly liquid investments, which are readily convertible to cash, with original maturities of three months or less at acquisition, to be cash equivalents.

Revenue
The Company recognizes revenue from customers arising from the transfer of goods and services in accordance with ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" under a modified retrospective approach. The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled primarily through its clearing broker. Securities transactions and the related revenues and expenses are recorded on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date as that is when the underlying financial instrument of purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Such revenue and expenses are reflected within riskless principal trading and clearing and execution, respectively, in the statement of operations.

2. Summary of Significant Accounting Policies (continued)

Revenue (continued)

The opening and closing receivables balances for Riskless principal trading was:

	December 31, 2018	December 31, 2017
Receivable from clearing broker	$ 1,096,539	$ 1,436,629
Commissions receivable	650,111	200,544
	$ 1,746,650	$ 1,637,173

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The opening and closing receivables balances for Commission and fee income was:

	December 31, 2018	December 31, 2017
Due from affiliates	$ 11,870	$ 32,547
Commissions receivable	5,194	-
	$ 17,064	$ 32,547

Interest income is recorded on the accrual basis. Other revenues are recorded when services are provided.

Income taxes

The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties related to unrecognized tax benefits are recorded in the income tax provision. U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

2. Summary of Significant Accounting Policies (continued)

Income taxes (continued)
The Company is no longer subject to federal, state or local tax examinations by taxing authorities for years prior to 2015.

Property and equipment
Property and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. The Company periodically reviews property and equipment to determine that the carrying values are not impaired.

Goodwill
The Company has recorded goodwill as a result of a business combination to the extent the purchase price of the completed acquisition exceeded the fair value of the net identifiable assets of the acquired company. The Company tests goodwill for impairment on at least an annual basis. No impairment charges have resulted from the annual impairment test.

Long-lived assets and intangible assets
The Company reviews its long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Acquired intangible assets with finite lives, which consist of customer relationships and tradename, are amortized on a straight-line basis over estimated useful lives of 2 to 13 years. The acquired intangible assets associated with the license and domain name have indefinite lives and are not subject to amortization. The Company reviews intangible assets with indefinite lives on at least an annual basis to determine that the carrying values are not impaired. No impairment charges have resulted from the annual impairment test.

Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2018:

Furniture and fixtures	$	19,776
Computer equipment		438,667
Office equipment		2,553
Leasehold improvements		77,328
Less: accumulated depreciation		(531,057)
	$	7,267

4. Goodwill and Intangible Assets

Goodwill and intangible assets consisted of the following at December 31, 2018:

	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill	$ 7,846,490	$ -	$ 7,846,490
Domain name	850,000	-	850,000
License	50,000	-	50,000
Customer relationships	6,638,000	(2,382,872)	4,255,128
Tradename	106,000	(106,000)	-
Intangible Assets, net	7,644,000	(2,488,872)	5,155,128
Total goodwill and intangibles, net	$ 15,490,490	$ (2,488,872)	$ 13,001,618

5. Clearing Broker

The clearing and depository operations for the Company's riskless principal transactions are provided by one clearing broker. Receivable from clearing broker includes cash deposits and, credit balances net of debit balances. In the event of the clearing broker's insolvency, recovery of assets may be limited. The Company maintains a deposit of $500,000 with its clearing broker. In addition, the Company maintains net capital pursuant to the clearing agreement.

6. Income Taxes

As of December 31, 2018, the net deferred tax asset balance is $625,650 and includes the following:

Deferred tax assets	
Net operating loss carry forward	$ 6,461,162
Others	65,486
Deferred tax assets	**6,526,648**
Deferred tax liabilities	
Depreciation and amortization	(405,849)
Deferred tax liabilities	**(405,849)**
Valuation allowance	(5,495,149)
Net total deferred tax assets	**$ 625,650**

On December 31, 2018, the Company had federal, state and city net operating loss carryforwards ("NOL") of approximately $27.43 million, $5.68 million and $5.17 million respectively. These losses will begin to expire in 2032. The Company's net deferred tax assets before the valuation allowance was approximately $6.1 million, primarily as a result of net operating losses.

The valuation allowance at December 31, 2017 was $6.32M. The valuation allowance at December 31, 2018 is $5.50 million, yielding a change in valuation allowance of $0.82 million. The deferred tax assets balance on December 31, 2018 is $0.63 million. The deferred tax assets relate to the entity's use of state and local net operating losses.

6. Income Taxes (continued)

The full recognition of the state and city deferred tax assets is due to the realizable tax benefit against the Company's US affiliates' state and city tax liabilities in the foreseeable future. The Company and its US affiliates electively filed unitary combined returns for applicable state and city jurisdictions effective 2017 tax year with one of the Company's US affiliates, LSEG US Holdco, Inc., as the reporting entity.

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (the "Act") have made significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease from a graduated tax rate up to 35% to a flat rate of 21% effective for tax years beginning after December 31, 2017. During 2018, the company completed its accounting for all the tax effects of the Act and reflected the corresponding tax impact to the income tax provision as of December 31, 2018. The updated blended US federal and state corporate tax rate has decreased to 27%. The decrease of the federal tax rate results in a higher state effective tax rate, net of federal tax effect. The reduction of the federal tax rate resulted in a decrease in the deferred tax asset balance before valuation allowance in the amount of $2.73 million with respect to the gross temporary differences as of December 31, 2017. The valuation allowance against the federal deferred tax assets decreased by $3.01 million. As a result, the net state deferred tax asset balance, net of valuation allowance and federal tax effect, increased by $0.28 million.

The Company contributed its state and local net operating losses to offset the taxable income derived from the affiliate group members in 2018. As of December 31, 2018, the Company recorded a valuation allowance to reduce the deferred tax assets for the amount that is more likely than not to be realized.

7. Related Party Transactions

Pursuant to service agreements with various affiliates of the Company, including but not limited to, London Stock Exchange Group Holdings, Inc. ("LSEGH"), LSEG US Holdco, Inc. ("LSEG Holdco"), London Stock Exchange PLC ("LSE"), Borsa Italiana S.p.A., and MTS S.p.A., (the "Affiliates"), the Company receives various services and other operating assistance, including human resources, legal, finance, corporate professional, rent, and other general and administrative services.

Pursuant to a service agreement, the Company receives human resource services from LSEGH. Pursuant to a tax sharing agreement with LSEGH, the Company is required to file unitary combined returns for New York State and New York City pursuant to New York State and City tax law. As of December 31, 2018, the Company had an outstanding balance of $4,416,531 which is included as due to affiliates in the statement of financial condition.

As of December 31, 2018, the Company had a receivable from LSE for travel and entertainment of $657 which is included as due from affiliates in the statement of financial condition.

Pursuant to a technology service agreement, the Company receives services from MTS S.p.A. related to the development, maintenance, access and use of the proprietary electronic trading platform. Pursuant to an agreement with MTS S.p.A., the Company charges a membership fee for use of the BondVision platform. As of December 31, 2018, the Company had an outstanding balance of $92 which is included as due to affiliates in the statement of financial condition.

7. Related Party Transactions (continued)

Pursuant to an agency agreement with EuroMTS Limited, an affiliate, the Company provides various promotion and market data services of the affiliate's products in the US. As of December 31, 2018, the Company had a receivable of $11,870 which is included as due from affiliates in the statement of financial condition.

Pursuant to a framework agreement with Turquoise SwapMatch, an affiliate, the Company provides office space. As of December 31, 2018, the Company had a receivable of $5,600 which is included as due from affiliates in the statement of financial condition.

The Company had a tax related receivable of $1,228,437 which is included as due from LSEG Holdco and FTSE Americas Inc. in the statement of financial condition.

For the year ended December 31, 2018, the Company received $3,000,000 in capital contributions from the Parent.

8. Credit Risk

The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through its clearing brokerage firm. The Company is exposed to risks resulting from non-performance by its counterparties. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase its risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by the Company.

As of December 31, 2018, the Company maintained its cash balance with a financial institution. The cash balance in excess of the Federal Deposit Insurance Company insurance limits amounted to $5,677,007. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

9. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.667% of aggregate indebtedness. At December 31, 2018, net capital of $2,796,158, exceeded the required net capital minimum of $315,159 by $2,480,999. Aggregate indebtedness at December 31, 2018 totaled $4,727,388. The ratio of aggregate indebtedness to net capital was 1.69 to 1.

The Company is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker dealer on a fully disclosed basis.

10. Commitments and Contingencies

The Company leases office space under an operating lease agreement which expires November 30, 2019. The future minimum payment under this agreement is $241,384.

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor.